82-51



TransCanada
In business to deliver



TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7679
fax 403.920.2467
email lilian_ceri@transcanada.com
web www.transcanada.com

VIA COURIER

May 30, 2006.


SEC MAIL PROCESSING
RECEIVED
JUN 01 2006
WASH. D.C.
185

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

SUPPL

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada Corporation

Please find enclosed a copy of a news release issued by TransCanada Corporation on CCN Matthews on May 30, 2006. The news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

Lilian Ceri
Legal Assistant,
Corporate Secretarial

/lc
Enclosure

NewsRelease

Executive Leadership Changes

CALGARY, Alberta – **May 30, 2006** – (TSX, NYSE: TRP) Hal Kvisle, President and Chief Executive Officer of TransCanada Corporation (TransCanada) today announced changes to TransCanada's executive team, effective June 1, 2006.

- Russ Girling, previously Executive Vice-President (EVP), Corporate Development and Chief Financial Officer (CFO), is appointed to the new role of President, Pipelines, reporting to Mr. Kvisle. Mr. Girling will be responsible for TransCanada Corporation's regulated businesses, including TransCanada's gas and oil pipelines in Canada, the U.S. and Mexico.
- Alex Pourbaix, previously EVP, Power, is appointed to the new role of President, Energy, reporting to Mr. Kvisle. Mr. Pourbaix will be responsible for TransCanada Corporation's non-regulated businesses, including power, gas storage and liquefied natural gas.
- Greg Lohnes is appointed EVP and CFO, reporting to Mr. Kvisle. Mr. Lohnes is currently President and Chief Executive Officer of Great Lakes Gas Transmission Company, which is 50 per cent owned by TransCanada. Mr. Lohnes joined TransCanada in 1993 and held various executive positions in joint venture pipelines, midstream and international areas. Mr. Lohnes was appointed to President and CEO at Great Lakes in 2000.
- Sean McMaster, previously Vice-President, Corporate Development, Power is appointed General Counsel.

Continuing to report to Mr. Kvisle are Sarah Raiss, EVP, Corporate Services; Don Wishart, EVP, Operations and Engineering; and Al Bellstedt, EVP, Law and Corporate. Dennis McConaghy, EVP, Pipeline Strategy and Development will report to Mr. Girling.

Ron Turner will transition from TransCanada over the coming months after 24 years of service, and will work with Mr. Kvisle on business opportunities for TransCanada until that time. Al Bellstedt has announced his intention to retire in the first quarter of 2007. Mr. McMaster will be EVP Corporate and General Counsel upon Mr. Bellstedt's retirement.

"These changes will strengthen TransCanada by providing a greater focus on both maintaining and growing our solid regulated business and continuing to grow our non-regulated businesses, including power," said Mr. Kvisle. "We will continue to build on our past accomplishments with a strong leadership team."


TransCanada
In business to deliver

TransCanada PipeLines Tower
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

tel (403) 920-7679
fax (403) 920-2467
email lilian_ceri@transcanada.com

May 30, 2006

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.


SEC MAIL PROCESSING
RECEIVED
JUN 01 2006
WASH. D.C.
185
SECTION

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release for TC PipeLines, LP

Please find enclosed a copy of a news release issued by TC PipeLines, LP in the United States via CCN Matthews on May 30, 2006. This press release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri
Legal Assistant,
Corporate Secretarial

/lc
Enclosure

TC PipeLines, LP

NewsRelease

New Executive Officers

Calgary, Alberta – **May 30, 2006** – (Nasdaq: TCLP) –TC PipeLines, LP Board of Directors announced today that effective June 1, 2006 Russ Girling is appointed President and Chief Executive Officer for TC PipeLines, LP. Mr. Girling was previously Chief Financial Officer for the LP. Mr. Girling has also been appointed President, Pipelines of TransCanada Corporation.

"We thank Ron Turner for his contributions as President and CEO of TC PipeLines, LP since its inception in 1999," said Mr. Girling. "We wish him well in his future endeavours."

Greg Lohnes is appointed Chief Financial Officer for the LP, effective June 1, 2006. Mr. Lohnes is currently President and Chief Executive Officer of Great Lakes Gas Transmission Company, which is 50 per cent owned by TransCanada Corporation. Effective June 1, Mr. Lohnes is also appointed Executive Vice-President and Chief Financial Officer for TransCanada Corporation.

TC PipeLines, LP is a publicly traded limited partnership. It owns a 50 per cent interest in Northern Border Pipeline Company, a Texas general partnership, and a 49 per cent interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 240-mile United States interstate pipeline system that transports natural gas from Oregon where it interconnects to TransCanada's Gas Transmission Northwest System. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., an indirect wholly owned subsidiary of TransCanada Corporation. TC PipeLines GP, Inc., also holds common units of the Partnership. Common units of TC PipeLines, LP are quoted on the NASDAQ Stock Market and trade under the symbol "TCLP."

Cautionary Statement Regarding Forward-Looking Information

This news release may include forward-looking statements regarding future events and the future financial performance of TC PipeLines, LP. Words such as "believes," "expects," "intends," "forecasts," "projects," and similar expressions identify forward-looking statements. All forward-looking statements are based on the Partnership's current beliefs as well as assumptions made by and information currently available to the Partnership. These statements reflect the Partnership's current views with respect to future events. The Partnership assumes no obligation to update any such forward-looking statement to reflect events or circumstances occurring after the date hereof. Important factors that could cause actual results to materially differ from the Partnership's current expectations include regulatory decisions, particularly those of the Federal Energy Regulatory Commission and the Securities and Exchange Commission, the ability of Northern Border